United States Securities and Exchange Commission
                     Washington, D.C.  20549

                           Form 12b-25

                   NOTIFICATION OF LATE FILING

(Check One) ( ) Form 10-K ( ) Form 20-F (x) Form 11-K ( ) Form 10-Q
            ( ) Form N-SAR
              For Period Ended: December 31, 1996

             ( ) Transition Report on Form 10-K
             ( ) Transition Report on Form 20-F
             ( ) Transition Report on Form 11-K
             ( ) Transition Report on Form 10-Q
             ( ) Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

FIRST INDIANA CORPORATION
-------------------------
(Full name of registrant)

Not applicable
---------------------------
(Former Name if Applicable)

135 North Pennsylvania Street
-----------------------------------------------------------
(Address of Principal Executive Office {Street and Number})

Indianapolis, IN 46204
-------------------------
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense;
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
(x)|      filed on or before the fifteenth calendar day following the
   |      prescribed due date; or the subject quarterly report or transition
   |      report on Form 10-Q, or portion thereof will be filed on or before
   |      the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Indiana Corporation's 401(k) Plan administrator is unable to provide our external auditors, KPMG Peat Marwick, with the information necessary to complete the plan audit. The Plan changed administrators mid-way through 1996, and there are some difficulties in accumulating plan information for the entire year.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Sherri Blackburn           317            269-1224
     ------------------       ----------- -----------------
           (Name)             (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s).        (X) Yes      ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
     or portion thereof?       ( ) Yes      (X) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    FIRST INDIANA CORPORATION
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 30, 1997                  By /s/ David L. Gray
    -----------------                  ---------------------
                                       David L. Gray, Vice President
                                       and Treasurer

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EXHIBIT

[KPMG Letterhead]                  100 [logo] 1897-1997

KPMG Peat Marwick LLP         Telephone 317 636 5592   Telefax 317 635 3314
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452


June 30, 1997

Mr. David L. Gray
Chief Financial Officer
First Indiana Corporation
135 North Pennsylvania St., Suite 2800
Indianapolis, Indiana 46204

Dear Mr. Gray:

This is to confirm that more time is required to obtain the necessary information from the First Indiana Corporation 401(k) Plan (the "Plan") administrator in order for KPMG Peat Marwick LLP to complete our audit. Upon the completion of our audit, we will furnish our independent auditor's report on the Plan's financial statements for inclusion in the Plan's Form 11-K filing.

Very truly yours,

KPMG Peat Marwick LLP
Indianapolis, Indiana

/s/ Daniel L. Warfel

Daniel L. Warfel
Partner

DLW:ac


Member Firm of KPMG International

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